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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 _____________

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT

      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 2)

                       THERAPEUTIC DISCOVERY CORPORATION
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                             (Name of the Issuer)

                               ALZA CORPORATION
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                     (Name of Person(s) Filing Statement)

                     CLASS A COMMON STOCK, PAR VALUE $0.01
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                        (Title of Class of Securities)

                                   883376105
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                     (CUSIP Number of Class of Securities)

   Peter D. Staple, 950 Page Mill Road, Palo Alto, CA  94303, (650) 494-5000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)   [ ]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)   [ ]    The filing of a registration statement under the Securities Act of
             1933.

(c)   [ ]    A tender offer.

(d)   [X]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                           Calculation of Filing Fee
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Transaction Valuation/1/:  $100 million        Amount of Filing Fee/2/:  $20,000
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     /1/ For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $100 million for all issued and outstanding shares of Class A Common Stock of the Issuer to be acquired pursuant to this transaction.

     /2/ The amount of the filing fee, calculated in accordance with Section
13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by ALZA Corporation for such Class A Common Stock.
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[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $20,000                  Filing party: ALZA Corporation

Form or registration no.: Schedule 13E-3        Date filed: August 27, 1997


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Introduction.
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     This Schedule 13E-3 Transaction Statement (the "Statement") relates to the exercise by ALZA Corporation, a Delaware corporation ("ALZA"), of its option to purchase all issued and outstanding shares of Class A Common Stock of Therapeutic Discovery Corporation, a Delaware corporation ("TDC").

     This Statement is being filed by ALZA. Notwithstanding this Statement, ALZA does not admit that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, applies to the transaction reported herein.


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Item 4.
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     (a)  On September 29, 1997 (the "Closing Date") ALZA concluded the exercise of its option to purchase all of the issued and outstanding Class A Common Stock of TDC (the "Class A Common Stock") pursuant to the terms of TDC's Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on April 1, 1993 (the "Restated Certificate"). In accordance with the terms of the Restated Certificate, ALZA deposited the exercise price for the Class A Common Stock, and irrevocable instructions to pay such exercise price to the stockholders of the Class A Common Stock determined as of the close of business on the Closing Date, with Boston EquiServe L.P. (the "Payment Agent"). The Restated Certificate provides that, once the foregoing actions have been completed and on the Closing Date, title to the Class A Common Stock automatically vests in ALZA without further action by any person. Accordingly, ALZA now owns all of the Class A Common Stock and TDC is a wholly-owned subsidiary of ALZA. The Payment Agent is communicating with the former holders of the Class A Common Stock and is distributing their pro rata share of the exercise price upon tender of their former stock certificates.

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     (b)  Not applicable.

Item 5.
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     TDC is now a wholly-owned subsidiary of ALZA. Concurrent with the filing of this Amendment No. 2 to Schedule 13E-3, TDC is filing a Form 15 with the Securities and Exchange Commission suspending its reporting requirements and is de-listing itself from the Nasdaq National Market.

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Item 17.
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     None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 1997                       ALZA CORPORATION


                                         By: /s/ PETER D. STAPLE
                                            ----------------------------
                                              Peter D. Staple,
                                              Senior Vice President
                                              and General Counsel



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the person filing this statement), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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